CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 31, 2008, with respect to the consolidated financial statements of Rubicon Minerals Corporation as at and for the years ended December 31, 2007 and 2006 included in this Registration Statement on Form 40-F, filed with the U.S. Securities and Exchange Commission.

“De Visser Gray LLP”

De Visser Gray LLP, Chartered Accountants

Vancouver, BC, Canada

March 31, 2008